Exhibit 99.1

Amsterdam, 8 February 2022

Just Eat Takeaway.com listing venue update

Delisting from Nasdaq intended per Q1 2022, to reduce complexity and costs

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY, NASDAQ: GRUB), hereinafter the “Company”, or together with its group companies “Just Eat Takeaway.com”, one of the world’s largest online food delivery groups, is providing a further update in relation to its review of listing venues.

Further to its previous announcements on 12 January 2021 and 15 July 2021, the Company has progressed its review to determine optimal listing venues. As part of this review, the Company has considered, amongst other things, the liquidity and trading volumes across its listings in Amsterdam, London and New York.

Pursuant to this review, the Company today announces that it has formally notified The Nasdaq Stock Market, Inc. of its intent to voluntarily delist its American Depositary Receipts (“ADRs”) from the Nasdaq Global Select Market (“Nasdaq”). The Company currently expects to file a Form 25 (Notification of Removal from Listing) with the Securities and Exchange Commission of the United States of America (the “SEC”) and for the last trading day of its ADRs on Nasdaq to occur by the end of the first quarter of 2022. The Company expects its ADRs to be quoted and traded on the OTC Markets via a sponsored Level I Program following the voluntary delisting.

The Company’s main considerations for the voluntarily delisting are the low trading volumes of the Company’s ADRs on Nasdaq and the low proportion of the Company’s total share capital held via ADRs on Nasdaq (approximately 3.7%, which is expected to decrease further overtime). Considering this and subject to meeting the relevant requirements, the Company intends to apply for a deregistration of its ordinary shares under the Securities and Exchange Act of 1934 (the "Exchange Act") in the first half of 2023.

Both the delisting and ultimately the deregistration are expected to create a substantial cost saving as well as a reduction in compliance requirements. The costs and expenses associated with being a publicly traded company in the US, the auditing, legal and other costs associated with continuing to make SEC filings, and the burdens placed on Company management to comply with the continued listing and reporting requirements in the US are significant and are not considered to be offset by the benefits from the US listing.

The Company’s ordinary shares will remain listed on Euronext Amsterdam and on the London Stock Exchange. The Company’s review of the optimal listing venues is ongoing.

Just Eat Takeaway.com

Jitse Groen, CEO
Brent Wissink, CFO
Joerg Gerbig, COO

Investors:
Joris Wilton
E: IR@justeattakeaway.com

Media:
E: press@justeattakeaway.com

For more information, please visit our corporate website: https://www.justeattakeaway.com/

Market Abuse Regulation

This press release contains inside information (i) as meant in clause 7(1) of the Market Abuse Regulation and (ii) in terms of Article 7(1) of the Market Abuse Regulation as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY, NASDAQ: GRUB) is a leading global online food delivery marketplace outside China.

Headquartered in Amsterdam, the Company is focused on connecting consumers and restaurants through its platforms. With over 580,000 connected restaurants, Just Eat Takeaway.com offers consumers a wide variety of food choice. Just Eat Takeaway.com mainly collaborates with delivery restaurants. In addition, Just Eat Takeaway.com provides its proprietary restaurant delivery services for restaurants that do not deliver themselves.

The combination of Just Eat and Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United States, United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Slovakia, Spain and Switzerland, as well as through partnerships in Colombia and Brazil.

Forward Looking Statements

Statements included in this press release that are not historical facts are, or may be deemed to be, forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "anticipates", "expects", "intends", "may" or "will" or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions.

Forward-looking statements may and often do differ materially from actual results, reflect the Company's current view with respect to future events and are subject to risks relating to future events, including risks from or uncertainties related to competition, brand & reputation, acquisitions, global strategic projects, legislation & regulation, financial reporting, operational complexity and integration & transformation, as well as those contained the Company's filings with the SEC, including the Company's registration statement on Form F-4 (Registration Statement No. 333-255540), which was declared effective by the SEC on May 12, 2021, and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and the Company's Annual Reports, which may be obtained free of charge from the Company's corporate website, https://justeattakeaway.com

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement. Readers are cautioned not to place undue reliance on such forward-looking statements.

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